Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 11, 2013

VIA EDGAR AND COURIER DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Foundation Medicine, Inc.
Registration Statement on Form S-1
File No. 333-190226

Dear Mr. Reynolds:

This letter is submitted on behalf of Foundation Medicine, Inc. (the “Company”) to supplement the Company’s prior response to comments 1 and 2 of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter dated August 30, 2013 addressed to Michael J. Pellini, M.D., President, Chief Executive Officer and Director of the Company (the “Comment Letter”), with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1, filed on August 27, 2013 (the “Registration Statement”).

To assist the Staff in the review of the Company’s prior response to comments 1 and 2, we have enclosed as Exhibit A proposed language that the Company intends to include in a subsequent amendment to the Registration Statement to disclose the basis for the Company’s estimates regarding the size of its target addressable patient populations on the pages 1, 77, 78, 92 and 93 of the Registration Statement.

In response to the Staff’s request, the Company respectfully confirms to the Staff that the portions of the third-party market research study commissioned by the Company provided supplementally to the Staff on September 9, 2013 (the “Market Study”) constituted all of the information from the Market Study that assisted the Company in identifying its target addressable patient populations. The Company respectfully informs the Staff that, because the Market Study was a broad market research assessment that was used for multiple purposes, it included additional information and analyses regarding the evolution of molecular diagnostic testing using a particular tumor type as an example, targeted oncology therapy development pipelines and anticipated new biomarkers

Mr. John Reynolds

United States Securities and Exchange Commission

September 11, 2013

related to targeted oncology therapies, the evolution of the use of biomarkers, longer-term opportunities for proactive molecular monitoring technologies, growth in the cancer diagnostic market generally, and costs of molecular tests and the costs of performing molecular tests.

In addition, we have enclosed proposed language that the Company intends to include in a subsequent amendment to the Registration Statement related to various corporate governance matters. The Company expects that such disclosure would be generally consistent with the currently contemplated disclosure attached hereto as Exhibit B.

*     *     *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1971.

Sincerely,

/s/ Arthur R. McGivern, Esq.

Enclosures

cc:	Erin Wilson, United States Securities and Exchange Commission

James Lopez, United States Securities and Exchange Commission

Myra Moosariparambil, United States Securities and Exchange Commission

John Archfield, United States Securities and Exchange Commission

Michael J. Pellini, M.D., President & Chief Executive Officer, Foundation Medicine, Inc.

Robert W. Hesslein, Esq., Senior VP & General Counsel, Foundation Medicine, Inc.

Junlin Ho, Esq., Corporate Counsel, Foundation Medicine, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Exhibit A

(see attached)

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